UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

JUNE 13, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Allos Therapeutics, Inc.
File No. 000-29815 – CF#21610
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       Allos Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2008.

       Based on representations by Allos Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.18.1   through August 7, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Lesli Sheppard
                          Special Counsel